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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-2378                                                                     7/17/98
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Circle Income Shares, Inc.
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4. Address of principal executive office (number, street, city, state, zip code):

      111 Monument Circle  17th Floor
      Indianapolis, IN     46204
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
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Circle Income Shares, Inc.:

We have examined management's assertion about Circle Income Shares, Inc.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 31, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 1998, and with respect to agreement of security purchases and sales, for the period from July 1, 1997 through March 31, 1998:

         o Confirmation of all securities held by institutions in book entry form (Federal Reserve Bank of Cleveland, The Depository Trust Company, Participants Trust Company);
         o Reconciliation of all such securities to the books and records of the Company and the Custodian;
         o Agreement of three security purchases and three security sales or maturities since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Circle Income Shares, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 1998 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Circle Income Shares, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


                                                             ARTHUR ANDERSEN LLP
Indianapolis, Indiana,
May 29, 1998.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Circle Income Shares, Inc.:

We have examined management's assertion about Circle Income Shares, Inc.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 1998, and with respect to agreement of security purchases and sales, for the period from April 1, 1997 through April 30, 1998:

         o Confirmation of all securities held by institutions in book entry form (Federal Reserve Bank of Cleveland, The Depository Trust Company, Participants Trust Company);
         o Reconciliation of all such securities to the books and records of the Company and the Custodian;
         o Agreement of one security purchase and one security sale or maturity since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Circle Income Shares, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 1998 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Circle Income Shares, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


                                                             ARTHUR ANDERSEN LLP
Indianapolis, Indiana,
June 22, 1998.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Circle Income Shares, Inc.:

We have examined management's assertion about Circle Income Shares, Inc.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 1998, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 1998, and with respect to agreement of security purchases and sales, for the period from May 1, 1997 through June 30, 1998:

         o Confirmation of all securities held by institutions in book entry form (Federal Reserve Bank of Cleveland, The Depository Trust Company, Participants Trust Company);
         o Reconciliation of all such securities to the books and records of the Company and the Custodian;
         o Agreement of one security purchase and one security sale or maturity since our last report from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Circle Income Shares, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1998 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Circle Income Shares, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


                                                             ARTHUR ANDERSEN LLP
Indianapolis, Indiana,
July 17, 1998.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors of
Circle Income Shares, Inc.:

In planning and performing our audit of the financial statements of Circle Income Shares, Inc. for the year ended June 30, 1998, we considered its internal control, including controls over safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of Circle Income Shares, Inc. is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of any specific internal control component does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including controls over safeguarding securities, that we consider to be material weaknesses as defined above as of June 30, 1998.

This report is intended solely for the information and use of management of Circle Income Shares, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.



                                                             ARTHUR ANDERSEN LLP


Indianapolis, Indiana,
July 17, 1998.